UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            GULF COAST OIL & GAS INC.
                              (Name of the Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   40222R 10 8
                                 (CUSIP Number)

                              MASSIMILIANO POZZONI
                      WESTCHASE CENTER, 2500 CITYWEST BLVD.
                                    SUITE 300
                                HOUSTON, TX 77042
                                 (713) 267 2240
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 1, 2005
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), CHECK THE
FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Massimiliano  Pozzoni
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Italy
--------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF              0
SHARES           ---------------------------------------------------------------
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH         N/A
REPORTING        ---------------------------------------------------------------
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                         0
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
               N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               0
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               0%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Schedule 13D relates to the Common Stock of Gulf Coast Oil & Gas Inc. The principal executive offices of Gulf Coast Oil & Gas Inc. are located at 5847 San Felipe, Suite 1700, Houston, Texas 77057.

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ITEM  2.  Identity  and  Background

(a)-(c) This Schedule 13D is being filed by Massimiliano Pozzoni. Mr. Pozzoni's business address is Westchase Center, 2500 Citywest Boulevard, Suite 300, Houston, Texas 77042. Mr. Pozzoni is the former President, Chief Executive Officer, Secretary, Treasurer and a former Director of Gulf Coast Oil & Gas Inc. Mr. Pozzoni is currently the Secretary, Treasurer and Chief Financial Officer of Falcon Natural Gas Corp., a U.S. reporting company.

(d)-(e) During the last five years, Mr. Pozzoni: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Pozzoni  is  a  citizen  of  Italy.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

     (a) Massimiliano Pozzoni does not beneficially own any shares of Common Stock of Gulf Coast Oil & Gas.

     (b)  N/A

     (c) On June 1, 2005, Mr. Pozzoni agreed to return all 5,500,000 shares of Common Stock of Gulf Coast Oil & Gas Inc. that he owned in consideration for Gulf Coast Oil & Gas Inc.accepting his resignation as President, Chief Executive Officer, Secretary, Treasurer, and a Director. Mr. Pozzoni transferred the shares to an escrow agent for future release to the individual who took over the positions with Gulf Coast Oil & Gas Inc. in which Mr. Pozzoni used to serve.

     (d)  N/A

     (e) Mr. Pozzoni ceased to be the beneficial owner of more than 5% of the Common Stock of the Gulf Coast Oil & Gas Inc. on June 1, 2005.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM  7.  Material  to  be  Filed  as  Exhibits

None.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July  8,  2005          By:  /s/  Massimiliano  Pozzoni
                                   ----------------------------
                                     Massimiliano  Pozzoni

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